UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

RENEWABLE ENERGY GROUP, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

75972A 301

(CUSIP Number)

Derek Bacon

c/o U.S. Renewables Group

2425 Olympic Boulevard, Suite 4050W

Santa Monica, CA 90404

(310) 586-3920

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2012; July 16, 2012

(Dates of Events which Require Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 75972A 301

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) USRG Power & Biofuels Fund II GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: Shares
	8.	Shared Voting Power: 4,700,662 Shares*
	9.	Sole Dispositive Power: Shares
	10.	Shared Dispositive Power: 4,700,662 Shares*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,700,662 SHARES*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.4%
14.	TYPE OF REPORTING PERSON OO

*	Includes 3,189,624 shares of Common Stock and 755,519 shares of Series B Preferred Stock, which shares are convertible (assuming no accrued and unpaid dividends and no adjustments to the conversion price) into 1,511,038 shares of Common Stock. See Item 3 below.

CUSIP NO. 75972A 301

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) USRG Power & Biofuels Fund II, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: Shares
	8.	Shared Voting Power: 4,700,662 Shares*
	9.	Sole Dispositive Power: Shares
	10.	Shared Dispositive Power: 4,700,662 Shares*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,700,662 SHARES*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.4%
14.	TYPE OF REPORTING PERSON PN

CUSIP NO. 75972A 301

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) USRG Power & Biofuels Fund II-A, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: Shares
	8.	Shared Voting Power: 4,700,662 Shares*
	9.	Sole Dispositive Power: Shares
	10.	Shared Dispositive Power: 4,700,662 Shares*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,700,662 SHARES*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.4%
14.	TYPE OF REPORTING PERSON PN

CUSIP NO. 75972A 301

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) USRG Management Company, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: Shares
	8.	Shared Voting Power: 4,700,662 Shares*
	9.	Sole Dispositive Power: Shares
	10.	Shared Dispositive Power: 4,700,662 Shares*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,700,662 SHARES*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.4%
14.	TYPE OF REPORTING PERSON OO

CUSIP NO. 75972A 301

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) USRG Holdco V, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: Shares
	8.	Shared Voting Power: 4,700,662 Shares*
	9.	Sole Dispositive Power: Shares
	10.	Shared Dispositive Power: 4,700,662 Shares*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,700,662 SHARES*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.4%
14.	TYPE OF REPORTING PERSON OO

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D amends the previous Schedule 13D filed by the Reporting Persons on February 15, 2012 (the “Original 13D”). Except as amended herein, the information set forth in the Original 13D is unchanged and has been omitted from this Amendment No. 1. Capitalized terms used herein without definition have the meanings assigned thereto in the Original 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 28, 2012, pursuant to the terms of the January 24, 2012 conversion of the Series A Preferred Stock effected in connection with the Issuer’s initial public offering as described in the Original 13D (the “IPO”), Holdco V received 100,736 additional shares of Series B Preferred Stock as a result of the expiration of the over-allotment option of the underwriters of the IPO. Pursuant to the Issuer’s Certificate of Incorporation, Series B Preferred Stock is convertible at the holder’s option, subject to the conditions described therein, into the number of shares of Common Stock equal to (i) the original issuance price of the Series B Preferred Stock plus accrued and unpaid dividends, divided by (ii) the applicable conversion price on the conversion date.

On July 16, 2012, (i) all Class A Common Stock automatically converted into Common Stock on a one-for-one basis pursuant to the Issuer’s Certificate of Incorporation, and (ii) the 4,083 Restricted Stock Units owned by Holdco V converted into shares of Common Stock on a one-for-one basis pursuant to the terms thereof.

On June 29, 2012, Blocker IX was dissolved. On December 29, 2012, Holdco IX was dissolved. Consequent to such dissolution, the assets of Holdco IX, including 228,125 shares of Common Stock, were distributed to Fund II and Fund II-A, which contributed such shares to Holdco V.

Consequently, Holdco V directly owns 755,519 shares of Series B Preferred Stock, which shares are convertible (assuming no accrued and unpaid dividends and no adjustments to the conversion price) into 1,511,038 shares of Common Stock, and 3,189,624 shares of Common Stock.

ITEM 4.	PURPOSE OF TRANSACTION.

The shares of Common Stock beneficially held by the Reporting Persons are held for investment purposes and not with the intention of acquiring control of the Issuer’s business. The Reporting Persons from time to time intend to review the investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the shares of the Issuer in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the shares of Common Stock or otherwise, they may acquire additional shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may dispose of some or all of the shares of Common Stock or other securities of the Issuer currently held by them or otherwise acquired by them either in the open market or in privately negotiated transactions.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Persons beneficially own 3,189,624 shares of Common Stock consequent to the automatic conversion on July 16, 2012 of Class A Common Stock into Common Stock of the Issuer, and 755,519 shares of Series B Preferred Stock, which shares are convertible (assuming no accrued and unpaid dividends and no adjustments to the conversion price) into 1,511,038 shares of Common Stock (see Item 3 above). Such shares represent in the aggregate 15.4% of the total outstanding Common Stock. These percentages are derived from the total number of shares of Common Stock outstanding as reported on the Issuer’s Quarterly Report on Form 10Q filed with the Securities and Exchange Commission on November 8, 2012.

(b) Fund II, Fund II-A, Fund II GP, Management Company and Holdco V share the power to vote or to direct the vote or to dispose or direct the disposition of the shares of Common Stock and Series B Preferred Stock held by Holdco V.

(c) Not applicable.

(d) Under the definition of “beneficial ownership” in the Securities Exchange Act of 1934, as amended, it is possible that the individual members, managers and executive officers of the Reporting Persons might be deemed the “beneficial owners” of some or all of the shares of Common Stock insofar as they may be deemed to share the power to direct the voting or disposition of such shares. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of such shares, and such beneficial ownership is expressly disclaimed.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2013

USRG POWER & BIOFUELS FUND II GP, LLC

By:	/s/ Jonathan Koch
Jonathan Koch, Managing Director

USRG POWER & BIOFUELS FUND II, LP

By: USRG Power & Biofuels Fund II GP, LLC,
its General Partner

By:	/s/ Jonathan Koch
Jonathan Koch, Managing Director

USRG POWER & BIOFUELS FUND II-A, LP

By: USRG Power & Biofuels Fund II GP, LLC,
its General Partner

By:	/s/ Jonathan Koch
Jonathan Koch, Managing Director

USRG MANAGEMENT COMPANY, LLC

By:	/s/ Jonathan Koch
Jonathan Koch, Managing Director

USRG HOLDCO V, LLC

By: USRG Management Company, LLC,
its Manager

By:	/s/ Jonathan Koch
Jonathan Koch, Managing Director